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LGBTQ-ownedWomen-owned
Flourish & Foundry

Furniture / Home Store

Boston, MA
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Flourish & Foundry is seeking investment to open a location.
First Location
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THE TEAM
Marcus Hamblin
Co-Founder

Marcus is an interior designer with over 15 years of experience. He graduated from the Boston Architectural College with a Bachelor of Interior
Design degree in 2014 and worked for the global design firm, Gensler, for 10 years. While designing primarily workplace and headquarters projects,
he has developed the keen ability to develop visionary concepts, highly effective spaces, and beautiful details. He works tirelessly to improve the
human experience with inclusive and holistic design strategies. Marcus grew up just outside of Salt Lake City, Utah and loves spending time
outdoors, cycling, listening to podcasts, traveling, and evolving his personal style.

Sarah Marchione
Co-Founder

Sarah is a designer with background in both marketing and interior architecture. She crafted her own undergraduate degree at the University of
Massachusetts Amherst, focusing on Desktop Publishing and Advertising in 2004. After working in sales and graphic design, she went on to study
Interior Architecture at the Boston Architectural College, graduating with a Masters degree in 2015. Spending time in the workplace design sector,
she then ventured on to start her own design company in the wedding industry. She prefers the unchartered paths and loves to help others find their
own way. Sarah grew up in New England, is in her happiest element near salt water with family and friends and is raising three beautiful humans with
her husband, Bobby.

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OUR MISSION

We guide, inspire and furnish for a better life at home. We sell items for your home through education and experience. With transparent product
marketing and tactile experiences, our customers will understand the worth of authentic home goods.

Connection is brought back to consumerism by knowing the people behind the products. We educate to create value.
Your home should be a reflection of your personal lifestyle. Shopping for it should be an individualized experience.
We provide quality products from everyday items to heirlooms - authentically made and responsibly sourced.
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This is a preview. It will become public when you start accepting investment.
OUR PITCH
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2016

The idea for something new and fresh in the home products market was born.

2021
Incorporated

Flourish & Foundry was made registered and made official!

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BUSINESS MODEL

We sell home good products through education and experience. Our physical products and in-person events are available in our brick and mortar shop, additionally we sell products and tickets to events in our online shop.

Education - Our customers will easily understand the origin and content of our products and how they're used. This is important in order to understand the worth of authentic home goods. Transparent print and digital marketing will be woven throughout the shopping experience.
Experience - The worth of home goods can also be realized through tactile experiences. We will connect and support makers, local artisans and creators by showcasing them in our store through ticketed events. These experiences will offer opportunities, both in-person and online, for everyone to use our products, teaching what gives authentic home goods unique value, while focusing on all aspects of home design development.
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COOPERATIVE STRUCTURE

We intend to be a consumer co-operative, promoting values for better living.

Cycle of support - Good products derive from supported makers. We will sell products from real makers providing our members with quality goods. In turn, memberships will support our maker community.
Life at home - We will support our members wherever they are in their home journey. We will guide them to live in more sustainable and purposeful ways.
Growth through cooperation - We want everyone to feel empowered when making personal home design decisions. We will listen to our members, respect their design styles and use their feedback to evolve our product line.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Q&A
Why are you raising capital and why is now a good time?

Opening a brick and mortar location in Downtown Boston is an exciting and daunting task. Having a physical presence in the city we love is important to us and we hope it inspires our community to value home products made by real folks.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Furniture $10,000
Storefront Equipment $3,557
Initial Inventory $10,000
Legal $2,000
Lease Deposit $18,000
Marketing $3,068
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $354,999 $390,498 $417,832 $438,723 $451,884
Cost of Goods Sold $113,433 $124,776 $133,510 $140,185 $144,390
Gross Profit $241,566 $265,722 $284,322 $298,538 $307,494

EXPENSES

Rent $101,115 $103,642 $106,233 $108,888 $111,610
Utilities $12,710 $13,027 $13,352 $13,685 $14,027
Salaries $201,264 $221,389 $236,885 $248,728 $256,189
Insurance $3,996 $4,095 $4,197 $4,301 $4,408
Legal & Professional Fees $13,250 $13,581 $13,920 $14,268 $14,624
Marketing $26,717 $27,384 $28,068 $28,769 $29,488

Operating Profit $-117,486 $-117,396 $-118,333 $-120,101 $-122,852

This information is provided by Flourish & Foundry. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

2023_FlourishandFoundry Pitch Deck.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends August 4th, 2023

Summary of Terms

Legal Business Name Flourish & Foundry Co.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 2.2%-5.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2030

Financial Condition

No operating history

Flourish & Foundry was established in April 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Flourish & Foundry's fundraising. However, Flourish & Foundry may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Flourish & Foundry to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Flourish & Foundry operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Flourish & Foundry competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Flourish & Foundry's core business or the inability to compete successfully against the with other competitors could negatively affect Flourish & Foundry's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Flourish & Foundry's management or vote on and/or influence any managerial decisions regarding Flourish & Foundry. Furthermore, if the founders or other key personnel of Flourish & Foundry were to leave Flourish & Foundry or become unable to work, Flourish & Foundry (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Flourish & Foundry and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Flourish & Foundry is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Flourish & Foundry might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Flourish & Foundry is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Flourish & Foundry

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Flourish & Foundry's financial performance or ability to continue to operate. In the event Flourish & Foundry ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Flourish & Foundry nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Flourish & Foundry will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Flourish & Foundry is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Flourish & Foundry will carry some insurance, Flourish & Foundry may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Flourish & Foundry could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Flourish & Foundry's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Flourish & Foundry's management will coincide: you both want Flourish & Foundry to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Flourish & Foundry to act conservative to make sure they are best equipped to repay the Note obligations, while Flourish & Foundry might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Flourish & Foundry needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Flourish & Foundry or management), which is responsible for monitoring Flourish & Foundry's compliance with the law. Flourish & Foundry will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Flourish & Foundry is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Flourish & Foundry fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Flourish & Foundry, and the revenue of Flourish & Foundry can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Flourish & Foundry to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due

to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Flourish & Foundry. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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